Exhibit (a)(6)

                                Notice to Brokers

         Below please find the revised and expanded language regarding the effects of acceptance of the Lehigh tender offer on a BACs holder.

         We believe this language will provide investors with a clearer understanding of any possible tax ramifications that may apply to them.

         Please incorporate this into your next communication to advisors and provide us with a copy of that communication once it is distributed.

Federal Tax Consequences-New Language

         A BACs holder who acquired BACs pursuant to the original offering of BACs by the Partnership and sells his or her BACs pursuant to this offer will receive $590 of proceeds per BAC and is expected to recognize a taxable gain of approximately $275 per BAC. However, in the case of an individual BACs holder who has not utilized the passive losses from the Partnership to offset current passive income, the ability to use unapplied passive losses from the Partnership should offset the gain recognized on a sale of BACs, so that the BACs holder would not be required to make a federal tax payment.

         In addition, if the individual sells all of his or her BACs, unused passive losses of up to approximately $410 per BAC may be available to offset other capital gain of the BACs holder. BACs HOLDERS SHOULD CONSULT WITH THEIR RESPECTIVE FINANCIAL, TAX, LEGAL AND OTHER ADVISORS REGARDING THE CONSEQUENCES OF THE LEHIGH OFFER TO THEM.